	Years Ended December 31, 2013	2014	Reorganization Pro Forma Year Ended December 31, 2014[a]	Pro Forma Year Ended December 31, 2014[b]	Three Months Ended March 31, 2014	2015	Reorganization Pro Forma Three Months Ended March 31, 2015[a]	Pro Forma Three Months Ended March 31, 2015[b]
	(Predecessor)				(Predecessor)			
Investment (loss) – related party	(14)	(69)	—	—	(4)	—	—	—
Combined consolidated net loss	$ (48,203)	$ (36,101)	$(29,400)	$ (29,400)	$ (15,112)	$ (9,813)	$(9,713)	$ (9,713)
Net loss attributable to non-controlling interests	—	—	(29,400)	(22,400)	—	—	(9,713)	(7,400)
Net loss available to Predecessor/vTv Therapeutics Inc.	$ (48,203)	$ (36,101)	$ —	(7,000)	$ (15,112)	$ (9,813)	$ —	$ (2,313)
vTvx Holdings I:								
Net loss per member unit, basic and diluted	$ (12.82)	$ (16.81)			$ (7.94)	$ (14.39)		
Units used to compute basic and diluted net loss per member unit[1]	13,288,327	13,263,676			13,288,608	4,188,607		
vTvx Holdings II:								
Net earnings (loss) per member unit, basic and diluted	$ 0.06	$ (0.64)			$ (0.42)	$ (0.42)		
Units used to compute basic and diluted net earnings (loss) per member unit[1]	19,597,888	19,570,078			19,609,698	5,148,485		
Pro forma net loss per share, basic and diluted (unaudited)[2]				$ (0.90)				$ (0.30)
Shares used to compute pro forma net loss per share, basic and diluted (unaudited)[2]				7,812,500				7,812,500

[1] See Note 16 (for the periods ended December 31, 2013 and 2014) of our Notes to Combined Consolidated Financial Statements and See Note 11 (for the periods ended March 31, 2014 and 2015) of our Notes to Unaudited Condensed Combined Consolidated Financial Statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common unit.

[2] Pro forma basic and diluted earnings per share were computed using 7,812,500 shares of Class A common stock, and 25,000,000 shares of Class B common stock were excluded from the calculation as their effect would be anti-dilutive due to the pro forma net loss.

[a] Refer to the notes to the unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 in the "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" in this prospectus for the details of the Reorganization Transactions adjustments.

[b] Refer to the notes to the unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 in the "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" in this prospectus for the details of the adjustments as a result of this offering.

	As of March 31, 2015		
	Predecessor	Reorganization Pro Forma[a]	Pro Forma[b]
(dollars in thousands)			
Balance sheet data:			
Cash and cash equivalents	$ 776	$ 776	$112,226
Working capital (deficiency) surplus	(45,638)	(4,784)	106,985
Total assets	14,964	4,593	115,724
Current liabilities	47,404	6,420	6,101
Long-term debt, net of current portion	2,070	—	—
Other liabilities, net of current portion	36,023	75	75
vTvx Holdings I and vTvx Holdings II redeemable convertible preferred units	490,679	—	—
Deficit (equity) attributable to non-controlling interest	—	(1,902)	83,465
Total (deficit) equity (excluding non-controlling interest)	$(561,212)	$ —	$ 26,083

[a] Refer to the notes to the unaudited pro forma condensed combined balance sheet as of March 31, 2015 in the "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" in this prospectus for the details of the Reorganization Transactions adjustments.

[b] Refer to the notes to the unaudited pro forma condensed combined balance sheet as of March 31, 2015 in the "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" in this prospectus for the details of the adjustments as a result of this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2015:

- on an actual basis;

- on a reorganization pro forma basis to reflect the Reorganization Transactions; and

- on a pro forma basis to further reflect the issuance and sale by us of 7,812,500 shares of our Class A common stock in this offering at an initial public offering price of $16.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, including the reimbursement of certain costs and expenses borne by entities affiliated with MacAndrews, and the application of the expected net proceeds of such sale to purchase vTv Therapeutics LLC Units, and assuming no exercise of the underwriters' over-allotment option.

You should read this information together with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" and "Selected Financial Data" as well as our financial statements and the related notes, which appear elsewhere in this prospectus.

	As of March 31, 2015		
(unaudited, dollars in thousands, except per unit and per share data)	Actual	Reorganization Pro Forma[1]	Pro Forma[1]
Cash and cash equivalents	$ 776	$776	$112,226[2]
Long-term debt, including current portion	$ 38,337	$ —	$ —
Redeemable convertible preferred units:			
vTvx Holdings I:			
Series A redeemable convertible preferred units, no par value, 8,571,337 units authorized, issued and outstanding	3,071	—	—
Series B redeemable convertible preferred units, no par value, 2,547,593 units authorized, issued and outstanding	3,500	—	—
Series C redeemable convertible preferred units, no par value, 2,343,922 units authorized, and 2,243,922 issued and outstanding	8,777	—	—
Series D redeemable convertible preferred units, no par value, 2,442,361 units authorized, issued and outstanding	9,556	—	—
Series E redeemable convertible preferred units, no par value, 32,789,595 units authorized, issued and outstanding	86,700	—	—
Series F redeemable convertible preferred units, no par value, 1,367,157,023 units authorized and 1,145,947,422 issued and outstanding	363,605	—	—
Total vTvx Holdings I redeemable convertible preferred units	475,209	—	—
vTvx Holdings II:			
Series A redeemable convertible preferred units, no par value; 49,766,563 units authorized, issued and outstanding	1,194	—	—
Series B redeemable convertible preferred units, no par value, 704,118,921 units authorized and 594,834,833 issued and outstanding	14,276	—	—
Total vTvx Holdings II redeemable convertible preferred units	15,470	—	—
vTvx Holdings I:			
Members' deficit	(514,578)	—	—
Common member units, no par value; 1,512,722,844 units authorized, 4,188,607 issued and outstanding as of March 31, 2015	—	—	—
Total vTvx Holdings I members' deficit	(514,578)	—	—

(unaudited, dollars in thousands, except per unit and per share data)	As of March 31, 2015		
	Actual	Reorganization Pro Forma[1]	Pro Forma[1]
vTvx Holdings II:			
Members' deficit	(46,634)	—	—
Common member units, no par value; 805,219,377 units authorized; 5,148,485 issued and outstanding as of March 31, 2015	—	—	—
Total vTvx Holdings II members' deficit	(46,634)	—	—
vTv Therapeutics Inc.:			
Common stock, par value $0.01 per share, no shares authorized, issued and outstanding as of March 31, 2015	—	—	—
Class A - Common stock, $0.01 par value; no shares authorized, issued and outstanding as of March 31, 2015 (actual and reorganization pro forma), 100,000,000 shares authorized and 7,812,500 shares outstanding (pro forma)	—	—	78
Class B - Common stock, $0.01 par value; no shares authorized, issued and outstanding as of March 31, 2015 (actual), 100,000,000 shares authorized and 25,000,000 shares outstanding (reorganization pro forma and pro forma)	—	250	250
Additional paid-in capital	—	(250)	25,755
Retained (deficit) earnings	—	—	—
Total (deficit) equity (excluding non-controlling interest)	(561,212)	0	26,083
Deficit (equity) attributable to non-controlling interest	—	(1,902)	83,465
Total (deficit) equity	(561,212)	(1,902)	109,548
Total capitalization	$ (32,196)	$ (1,902)	$109,548

[1] No vTvx Holdings I or vTvx Holdings II units authorized or issued or outstanding on a reorganization pro forma or a pro forma basis for vTv Therapeutics Inc.

[2] Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease the net proceeds to us from this offering by $7.3 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares for Class A common stock we are offering. Each increase or decrease of 1.0 million in the number of shares of Class A common stock we are offering would increase or decrease the net proceeds to us from this offering by $14.9 million, assuming no change in the assumed initial public offering price of $16.00 per share and after deducting the estimated underwriting discounts and commissions.

The pro forma share information in the table above is based on 7,812,500 shares of our Class A common stock being issued in this offering, as if they were outstanding as of March 31, 2015 on a pro forma basis, and excludes the following:

- 3,250,000 shares issuable under options to purchase shares of Class A common stock, restricted stock units or other similar awards, including those that may be granted in connection with this offering under the 2015 Plan; and

- 25,000,000 shares of Class A common stock reserved for issuance upon the exchange of vTv Therapeutics LLC Units (along with the corresponding number of shares of our Class B common stock).

Notes to the Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the Year Ended December 31, 2014

(a) Reflects the Reorganization Transactions for the newly formed vTv Therapeutics Inc., which we refer to as the Issuer. These adjustments include:

  - removal of interest (expense), net that will not be incurred after the Reorganization Transactions, as the debt and the receivable due from a related party will not be assumed by vTv Therapeutics Inc. and will remain with the Predecessors subsequent to the Reorganization Transactions; and

  - removal of a loss on an investment that will not be held by vTv Therapeutics Inc. subsequent to the Reorganization Transactions.

(b) Reflects the adjustments as a result of this offering, after deducting the underwriting discount and estimated offering expenses payable by the Issuer, including the issuance of 7,812,500 shares of Class A common stock in this offering, the reimbursement of certain costs and expenses borne by entities affiliated with MacAndrews, and the application of the expected net proceeds of such sale to purchase vTv Therapeutics LLC Units, and assuming no exercise of the underwriters' over-allotment option. Upon completion of the offering, the Issuer will be the sole managing member of vTv Therapeutics LLC. Although the Issuer will have a 23.8% economic interest in vTv Therapeutics LLC (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock), the Issuer will have the sole voting interest of vTv Therapeutics LLC. As a result, the Issuer will consolidate the financial results of vTv Therapeutics LLC and will report a non-controlling interest related to the vTv Therapeutics LLC Units held by vTv Therapeutics Holdings on the Issuer's consolidated statements of operations. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, the Issuer will own 23.8% of the economic interest of vTv Therapeutics LLC, and vTv Therapeutics Holdings will own the remaining 76.2% of the economic interest of vTv Therapeutics LLC. Net income (loss) attributable to non-controlling interests will represent 76.2% of the income (loss) before income taxes of the Issuer. If the underwriters exercise their option to purchase additional shares of the Issuer's Class A common stock in full, the Issuer will own 26.4% of the economic interest of vTv Therapeutics LLC, and vTv Therapeutics Holdings will own the remaining 73.6% of the economic interest of vTv Therapeutics LLC, and net income (loss) attributable to non-controlling interests would represent 73.6% of the income (loss) before income taxes of the Issuer.

(c) Pro forma basic and diluted earnings per share were computed using 7,812,500 shares of Class A common stock, and 25,000,000 shares of Class B common stock were excluded from the calculation as their effect would be anti-dilutive due to the pro forma net loss.

Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2015

(a) Reflects the Reorganization Transactions for the newly formed vTv Therapeutics Inc., which we refer to as the Issuer. These adjustments reflect removal of interest (expense), net and other income, net that will not be incurred after the Reorganization Transactions, as the debt, the receivable due from a related party and certain other liabilities that will not be assumed by vTv Therapeutics Inc. and will remain with the Predecessors subsequent to the Reorganization Transactions.

(b) Reflects the adjustments as a result of this offering, after deducting the underwriting discount and estimated offering expenses payable by the Issuer, including the issuance of 7,812,500 shares of Class A common stock in this offering, the reimbursement of certain costs and expenses borne by entities affiliated with MacAndrews, and the application of the expected net proceeds of such sale to purchase vTv Therapeutics LLC Units, and assuming no exercise of the underwriters' over-allotment option. Upon completion of the offering, the Issuer will be the sole managing member of vTv Therapeutics LLC. Although the Issuer will have a 23.8% economic interest in vTv Therapeutics LLC (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock), the Issuer will have the sole voting interest of vTv Therapeutics LLC. As a result, the Issuer will consolidate the financial results of vTv Therapeutics LLC and will report a non-controlling interest related to the vTv Therapeutics LLC Units held by vTv Therapeutics Holdings on the Issuer's consolidated statements of operations. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, the Issuer will own 23.8% of the economic interest of vTv Therapeutics LLC, and vTv Therapeutics Holdings will own the remaining 76.2% of the economic interest of vTv Therapeutics LLC. Net income (loss) attributable to non-controlling interests will represent 76.2% of the income (loss) before income taxes of the Issuer. If the underwriters exercise their option to purchase additional shares of the Issuer's Class A common stock in full, the Issuer will own 26.4% of the economic interest of vTv Therapeutics LLC, and vTv Therapeutics Holdings will own the remaining 73.6% of the economic interest of vTv Therapeutics LLC, and net income (loss) attributable to non-controlling interests would represent 73.6% of the income (loss) before income taxes of the Issuer.

(c) Pro forma basic and diluted earnings per share were computed using 7,812,500 shares of Class A common stock, and 25,000,000 shares of Class B common stock were excluded from the calculation as their effect would be anti-dilutive due to the pro forma net loss.

vTv Therapeutics Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2015
(dollars in thousands, except per unit and per share data)

	Predecessors' Combined Actual	Reorganization Adjustments (a)	Reorganization Pro Forma	Offering Adjustments (b)	vTv Therapeutics Inc. Pro Forma
Assets					
Current assets:					
Cash and cash equivalents	$ 776	$ —	$ 776	$111,450	$112,226
Restricted cash and cash equivalents	130	(130)	—	—	—
Accounts receivable, net	600	—	600	—	600
Prepaid expenses and other current assets	260	—	260	—	260
Total current assets	1,766	(130)	1,636	111,450	113,086
Note receivable	6,652	(6,652)	—	—	—
Property and equipment, net	3,649	(2,789)	860	—	860
Receivable due from a related party, net	800	(800)	—	—	—
Employee loans receivable – related party	57	—	57	—	57
Deferred offering costs	319	—	319	(319)	—
Other long-term assets	1,721	—	1,721	—	1,721
Total assets	**$ 14,964**	**$ (10,371)**	**$ 4,593**	**$111,131**	**$115,724**
Liabilities, redeemable convertible units, and members' / stockholders' (deficit) equity					
Current liabilities:					
Accounts payable and accrued expenses	$ 6,284	$ (506)	$ 5,778	$ (319)	$ 5,459
Accounts payable and accrued expenses – related party	2,486	(2,486)	—	—	—
Deferred revenue	550	—	550	—	550
Short-term debt	157	(157)	—	—	—
Short-term debt – related party, net	36,110	(36,110)	—	—	—
Other liabilities	1,817	(1,725)	92	—	92
Total current liabilities	47,404	(40,984)	6,420	(319)	6,101
Debt, net of current portion	2,070	(2,070)	—	—	—
Fair value of contingent distribution	25,649	(25,649)	—	—	—
Note payable	6,652	(6,652)	—	—	—
Other liabilities, net of current portion	3,722	(3,647)	75	—	75
Total liabilities	85,497	(79,002)	6,495	(319)	6,176
Redeemable convertible preferred units	490,679	(490,679)	—	—	—
Equity:					
Members' (deficit) equity:					
vTvx Holdings I:					
Members' (deficit) equity	(514,578)	514,578	—	—	—
Common member units, no par value; 1,512,722,844 units authorized, 4,188,607 issued and outstanding as of March 31, 2015	—	—	—	—	—
Total vTvx Holdings I (deficit) equity	(514,578)	514,578	—	—	—
vTvx Holdings II:					
Members' (deficit) equity	(46,634)	46,634	—	—	—
Common member units, no par value; 805,219,377 units authorized and 5,148,485 issued and outstanding as of March 31, 2015	—	—	—	—	—
Total vTvx Holdings II (deficit) equity	(46,634)	46,634	—	—	—
vTv Therapeutics Inc.:					
Common stock, par value $0.01 per share, no shares authorized, issued and outstanding as of March 31, 2015	—	—	—	—	—
Class A - Common stock, $0.01 par value; no shares authorized, issued and outstanding as of March 31, 2015 (actual and as adjusted before offering), 100,000,000 shares authorized and 7,812,500 shares outstanding (pro forma)	—	—	—	78	78
Class B - Common stock, $0.01 par value; no shares authorized, issued and outstanding as of March 31, 2015 (actual), 100,000,000 shares authorized and 25,000,000 shares outstanding (as adjusted before offering and pro forma)	—	250	250	—	250
Additional paid-in capital	—	(250)	(250)	26,005	25,755
Retained (deficit) earnings	—	—	—	—	—
Total (deficit) equity (excluding non-controlling interest)	(561,212)	561,212	0	26,083	26,083
Deficit (equity) attributable to non-controlling interest	—	(1,902)	(1,902)	85,367	83,465
Total (deficit) equity	(561,212)	(559,310)	(1,902)	111,450	109,548
Total liabilities, redeemable convertible units, and members' / stockholders' (deficit) equity	**$ 14,964**	**$ (10,371)**	**$ 4,593**	**$111,131**	**$115,724**

See accompanying Notes to the Unaudited Pro Forma
Condensed Combined Balance Sheet.

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2015:

(a) Reflects the Reorganization Transactions for the newly formed vTv Therapeutics Inc. including the following:

- removal of restricted cash, certain receivables, and land included in property and equipment, net that will not be assets of vTv Therapeutics Inc. subsequent to the Reorganization Transactions;

- removal of debt, contingent distribution payable and other liabilities that will not be obligations of vTv Therapeutics Inc. subsequent to the Reorganization Transactions;

- the difference between the assets and liabilities contributed to vTv Therapeutics Holdings LLC as part of the Reorganization Transactions are reflected as a non-controlling interest;

- removal of redeemable convertible preferred units that will not exist at vTv Therapeutics Inc. but will continue to exist at vTvx Holdings I and vTvx Holdings II; and

- the issuance of 25,000,000 vTv Therapeutics LLC Units to vTv Therapeutics Holdings LLC and the issuance of the corresponding 25,000,000 shares of Class B common stock.

(b) Reflects the adjustments as a result of this offering, after deducting the underwriting discount and estimated offering expenses payable by us, including the issuance of 7,812,500 shares of Class A common stock in this offering, the reimbursement of certain costs and expenses borne by entities affiliated with MacAndrews, and the application of the expected net proceeds of such sale to purchase vTv Therapeutics LLC Units, and assuming no exercise of the underwriters' over-allotment option. Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease the net proceeds to us from this offering by $7.3 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares of Class A common stock we are offering. Each increase or decrease of 1.0 million in the number of shares of Class A common stock we are offering would increase or decrease the net proceeds to us from this offering by $14.9 million, assuming no change in the assumed initial public offering price of $16.00 per share and after deducting the estimated underwriting discounts and commissions. A reconciliation of gross proceeds from this offering to the net proceeds is set forth below.

Assumed initial public offering price per share	$ 16.00
Shares of Class A common stock issued in this offering	7,812,500
Gross proceeds	$125,000,000
Less: underwriting discounts and commissions	(8,750,000)
Less: offering expenses (including amounts previously deferred)	(4,800,000)
Net cash proceeds	$111,450,000

We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in our combined consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.